Exhibit 2

Form ATS-N
JPMS
CRD # 79

Part I, Item 9—Identifying Information

Request: *Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.*

Response:

Schedule B –Indirect Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
JPMorgan Chase Holdings LLC	81-3858870	Domestic Entity	Stockholder	11/2016	75% or more	Y	N
JP Morgan Chase & Co.	13-2624428	Domestic Entity	Stockholder	11/2016	75% or more	Y	Y